

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 9, 2021

Brian Emes
Chief Financial Officer
CM Life Sciences II Inc.
c/o Vortex Management LP
667 Madison Avenue
New York, NY 10065

>   **Re: CM Life Sciences II Inc.**
>   **Amendment No. 3 to Form S-4**
>   **Exhibit Nos. 10.33 and 10.34**
>   **Filed August 5, 2021**
>   **File No. 333-256127**

Dear Mr. Emes:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

>   Sincerely,
>
>   Division of Corporation Finance